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                                                               EXHIBIT 18


June 20, 2002

Sunterra Corporation
1781 Park Center Drive
Orlando, Florida 32835

Dear Sir/Madam:

We have audited the consolidated financial statements of Sunterra Corporation and subsidiaries (debtor-in-possession) (the Company) as of December 31, 2001 and 2000, and for the years then ended included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated May 15, 2002, (June 20, 2002 as to Note 33), which expresses an unqualified opinion and includes paragraphs emphasizing the Company's filing for reorganization under Chapter 11 of the United States Bankruptcy Code and the omission of supplementary selected quarterly financial data, and explanatory paragraphs concerning the Company's ability to continue as a going concern and a change in 2000 in the method of accounting for developer paid owners' association fees and property taxes during the developer guarantee and subsidy periods of real estate project developments. Note 10 to such consolidated financial statements discloses that prior to 2000 the Company capitalized homeowners' association fees and property taxes during the developer guarantee and subsidy periods as inventory carrying costs in real estate and development costs. You have evaluated this policy and determined that these costs should be charged to expense as incurred once a project is substantially complete and available for occupancy. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Deloitte & Touche LLP

Orlando, Florida